UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO.2)*

Trimedyne, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

896259-10-8

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

976,126

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

976,126

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

976,126

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Long Short Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,973

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,973

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,973

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

52,097

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

52,097

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,097

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Investors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

100,804

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

100,804

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,804

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,140,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,140,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,140,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jay R. Petschek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,140,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,140,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,140,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,140,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,140,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,140,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the common stock (“Common Stock”) of Trimedyne, Inc. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of December 31, 2008, and amends and supplements the Schedule 13G filed by the Reporting Persons on November 22, 2007, as previously amended (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: Corsair Capital Partners, L.P. (“Corsair Capital”), Corsair Long Short Partners, L.P. (“Corsair Long Short”), Corsair Capital Partners 100, L.P. (“Corsair 100”), Corsair Capital Investors, Ltd. (“Corsair Investors”), Corsair Capital Management, L.L.C. (“Corsair Management”), Jay R. Petschek (“Mr. Petschek”) and Steven Major (“Mr. Major” and collectively, the “Reporting Persons”). Corsair Management is the investment manager of Corsair Capital, Corsair Long Short, Corsair 100 and Corsair Investors. Messrs. Petschek and Major are the controlling persons of Corsair Management.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of Corsair Capital, Corsair Long Short, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 350 Madison Avenue, 9th Floor, New York, New York 10017.

The principal business address for Corsair Investors is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).	CITIZENSHIP:

Each of Corsair Capital, Corsair Long Short and Corsair 100 is a limited partnership formed under the laws of the State of Delaware.

Corsair Management is a limited liability company formed under the laws of the State of Delaware.

Corsair Investors is an exempted company formed under the laws of the Cayman Islands, British West Indies.

Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Corsair Capital owns 976,126 shares of Common Stock.

Corsair Long Short owns 10,973 shares of Common Stock.

Corsair 100 owns 52,097 shares of Common Stock.

Corsair Investors owns 100,804 shares of Common Stock.

Corsair Management, as the investment manager of each of Corsair Capital, Corsair Long Short, Corsair 100 and Corsair Investors, is deemed to beneficially own the 1,140,000 shares of Common Stock beneficially owned by them.

Mr. Petschek, as a controlling person of Corsair Management, is deemed to beneficially own the 1,140,000 shares of Common Stock beneficially owned by Corsair Management.

Mr. Major, as a controlling person of Corsair Management, is deemed to beneficially own the 1,140,000 shares of Common Stock beneficially owned by Corsair Management.

Collectively, the Reporting Persons beneficially own 1,140,000 shares of Common Stock.

(b)	Percent of Class:

Corsair Capital’s ownership of 976,126 shares of Common Stock represents 5.3% of all the outstanding shares of Common Stock.

Corsair Long Short’s ownership of 10,973 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

Corsair 100’s ownership of 52,097 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

Corsair Investors’ ownership of 100,804 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 1,140,000 shares of Common Stock represents 6.2% of all the outstanding shares of Common Stock.

The 1,140,000 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 6.2% of all the outstanding shares of Common Stock.

The 1,140,000 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 6.2% of all the outstanding shares of Common Stock.

Collectively, the Reporting Persons beneficially own 1,140,000 shares of Common Stock representing 6.2% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 976,126 shares of Common Stock held by Corsair Capital.

Corsair Long Short, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 10,973 shares of Common Stock held by Corsair Long Short.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 52,097 shares of Common Stock held by Corsair 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 100,804 shares of Common Stock held by Corsair Investors.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 976,126 shares of Common Stock held by Corsair Capital.

Corsair Long Short, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 10,973 shares of Common Stock held by Corsair Long Short.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 52,097 shares of Common Stock held by Corsair 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 100,804 shares of Common Stock held by Corsair Investors.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Corsair Long Short International, Ltd. dissolved and is no longer a member of the group with the other Reporting Persons.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 17, 2009

CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR LONG SHORT PARTNERS, L.P..
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.L.C., Director

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.L.C.

By: /s/ Steven Major
Steven Major, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Trimedyne, Inc. dated as of February 17, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	February 17, 2009

CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR LONG SHORT PARTNERS, L.P..
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.L.C., Director

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.L.C.

By: /s/ Steven Major
Steven Major, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXHIBIT B

Corsair Capital Partners, L.P.

Corsair Long Short Partners, L.P.

Corsair Capital Partners 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Capital Management, L.L.C.

Jay R. Petschek

Steven Major